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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                        SEC File No. 0-26355

[x] Report on Form 10-K

For the Period Ended:  March 31, 2000


                         PART I - REGISTRANT INFORMATION

Full name of registrant:  eUniverse, Inc.

Address of principal executive office: 101 North Plains
Industrial Road, Wallingford, CT 06492


                        PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a)  The reasons described in reasonable detail in Part
     |        III of this form could not be eliminated without
     |        unreasonable effort or expense;
     |   (b)  The subject annual report, semi-annual report,
     |        transition report on Form 10-K,11-K or Form N-SAR,
     |        or portions thereof, will be filed on or before the
[x]  |        fifteenth calendar day following the prescribed due
     |        date; or the subject quarterly report of transition
     |        report on Form 10-Q, or portion thereof will be
     |        filed on or before the fifth calendar day following
     |        the prescribed due date; and
     |   (c)  The accountant's statement or other exhibit
     |        required by Rule 12b-25(c) has been attached if
     |        applicable.





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                              PART III - NARRATIVE

     State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

     An unanticipated workload prevented the Registrant from completing its Form 10-K in a timely manner without unreasonable effort or expense. The foregoing report will be filed no later than the fifteenth calendar day following the prescribed due date for the report.

                           PART IV - OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification:

                                William R. Wagner
                             Chief Financial Officer
                                 eUniverse, Inc.
                            Telephone: (203) 265-6412

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes    [ ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes    [X] No

                                 eUniverse, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2000                By  /s/William R. Wagner
                                      ------------------------------
                                      William R. Wagner
                                      Its Chief Financial Officer

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